UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

NIHON INTER KABUSHIKI KAISHA

(Name of Subject Company)

NIHON INTER ELECTRONICS CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

KYOCERA CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Shoichi Aoki

Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan

Tel: +81-75-604-3556

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of the press release regarding the execution of a Merger Agreement between Kyocera Corporation and Nihon Inter Electronics Corporation, dated May 16, 2016[1]
2	Revised English translation of the press release regarding the execution of a Merger Agreement between Kyocera Corporation and Nihon Inter Electronics Corporation, dated May 16, 2016[2]
3	English translation of the notice titled “Notice of the 65th Annual General Meeting of Shareholders” of Nihon Inter Electronics Corporation, dated June 1, 2016

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1, 2 and 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Kyocera Corporation filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 16, 2016.

1	Previously furnished to the Commission as part of Form CB on May 16, 2016.
2	Revisions were made by Kyocera Corporation to 2. (3) (Note 3) (2) on Page 4 of the English translation of the press release dated May 16, 2016.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYOCERA CORPORATION

By:	/s/ Shoichi Aoki
	Name:	Shoichi Aoki
	Title:	Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Principal Financial Officer)

Date: June 1, 2016